Exhibit 10

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos.333-6032, 333-7260, 333-9136 and 333-9508) of Check Point Software Technologies Ltd. of our report dated January 20, 2004, with respect to the consolidated financial statements of Check Point Software Technologies Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.

March 29, 2004	KOST, FORER, GABBAY & KASIERER
Tel-Aviv, Israel	A Member of Ernst & Young Global